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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STONEBRIDGE ASSOCIATES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 POST OFFICE SQUARE

BOSTON	MASSACHUSETTS	02109
(City)	(state)	(Zip Code)

SEC Mail Processing Section
MAY 30 2008
Washington, DC
111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HARVEY, JR., PRESIDENT 617-357-1770
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET	BOSTON,	MA	02109
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Richard Harvey, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonebridge Associates, LLC as of 3/31/08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A Harvey Jr
Signature

President
Title

Suzanne Chandler
Notary Public
Suzanne Chandler
NOTARY PUBLIC
My commission expires July 16, 2010

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STONEBRIDGE ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2008 AND 2007

STONEBRIDGE ASSOCIATES, LLC

YEARS ENDED MARCH 31, 2008 AND 2007

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC (the "Company") as of March 31, 2008 and 2007 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Boston, Massachusetts
May 16, 2008

STONEBRIDGE ASSOCIATES, LLC
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2008 AND 2007

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 308,270	$ 216,946
Accounts receivable	28,766	40,031
Accrued revenue	101,778	320,091
Deferred costs	517,529	251,499
Prepaid expenses	45,281	64,621
Total current assets	1,001,624	893,188
Property and equipment, net	15,618	19,159
Investments, at cost	-	3,388
Interest receivable (membership subscription)	26,263	23,223
Other assets	13,990	14,627
Total assets	$ 1,057,495	$ 953,585
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 6,768	$ 6,182
Accrued expenses	66,596	48,445
Total current liabilities	73,364	54,627
Commitments (Note 4)		
Members' equity:		
Common members	(299,273)	(392,842)
Special common members	(54,273)	(54,273)
Preferred B members	1,381,104	1,389,500
Membership subscription receivable	(43,427)	(43,427)
Total members' equity	984,131	898,958
Total liabilities and members' equity	$ 1,057,495	$ 953,585

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
Revenue:		
Mergers and acquisitions	$ 1,298,292	$ 3,795,787
Financial advisory	573,893	227,895
Private placements	110,000	-
Reimbursed expenses	74,611	88,374
Total revenue	2,056,796	4,112,056
Operating expenses	2,073,790	3,109,065
(Loss) income from operations	(16,994)	1,002,991
Other income:		
Sale of warrants	120,000	50,068
Other income	35,000	-
Interest income	6,598	11,189
Net income	$ 144,604	$ 1,064,248

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED MARCH 31, 2008 AND 2007

	Common Members	Special Common Members	Preferred A Members Redeemable	Preferred A Members Non Redeemable	Preferred B Members Redeemable	Membership Subscription Receivable	Total
Balance, March 31, 2006	$ (533,938)	$ 9,954	$ -	$ -	$ 1,389,500	$ (53,427)	$ 812,089
Common members redemption	(25,000)	-	-	-	-	-	(25,000)
Purchase of common shares	22,000	-	-	-	-	-	22,000
Principal payment on subscription receivable	-	-	-	-	-	10,000	10,000
Distributions to members	(664,944)	(104,127)	-	-	(215,308)	-	(984,379)
Allocation of net income	809,040	39,900	-	-	215,308	-	1,064,248
Balance, March 31, 2007	(392,842)	(54,273)	-	-	1,389,500	(43,427)	898,958
Preferred members redemption	-	-	-	-	(23,000)	-	(23,000)
Purchase of preferred B shares	-	-	-	-	(10,000)	-	(10,000)
Principal payment on subscription receivable	-	-	-	-	-	-	-
Distributions to members	(2,431)	-	-	-	(24,000)	-	(26,431)
Allocation of net income	96,000	-	-	-	48,604	-	144,604
Balance, March 31, 2008	$ (299,273)	$ (54,273)	$ -	$ -	$ 1,381,104	$ (43,427)	$ 984,131

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 144,604	$ 1,064,248
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,391	6,969
Loss of investment	3,388	-
Gain on sale of warrants	(120,000)	(50,068)
Changes in operating assets and liabilities:		
Accounts receivable	11,265	96,377
Accrued revenue	218,313	(320,091)
Deferred costs	(266,030)	72,190
Prepaid expenses	19,340	965
Other assets	637	(637)
Interest receivable	(3,040)	635
Accounts payable and accrued expenses	18,737	10,260
Net cash provided by operating activities	33,605	880,848
Cash flows from investing activities:		
Proceeds from sale of warrants	120,000	50,068
Cash paid for purchase of property and equipment	(2,850)	(17,843)
Net cash provided by investing activities	117,150	32,225
Cash flows from financing activities:		
Preferred member redemption	(23,000)	-
Purchase of preferred shares	(10,000)	-
Payout to Class A members for exchange of Class B interest	-	(105,000)
Purchase of common interest	-	22,000
Redemption of common interest	-	(25,000)
Distribution to members	(26,431)	(984,379)
Payments against subscriptions receivable	-	10,000
Net cash used in financing activities	(59,431)	(1,082,379)
Net change in cash and cash equivalents	91,324	(169,306)
Cash and cash equivalents, beginning of year	216,946	386,252
Cash and cash equivalents, end of year	$ 308,270	$ 216,946

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Stonebridge Associates, LLC (the "Company") was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Accrued Revenue

The Company records in revenue amounts that were unbilled as of fiscal year end. These amounts are due from clients for services performed in the year recognized which were not invoiced by year end.

Reimbursed Expenses

The Company accounts for reimbursed expenses in accordance with Emerging Issues Task Force No. 01-14, "*Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses*". Accordingly, all reimbursed expenses are included in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its temporary cash investments with financial institutions which management considers to be of high credit quality. At times, such investments may be in excess of the Federal Insurance Deposit Corporation ("FDIC") insurance limit. The Company provides credit to customers in the normal course of business and collateral is not required for accounts receivable, but ongoing credit evaluations of customers are performed.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk and Significant Customers (Continued)

On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on periodic assessment of overdue accounts, outstanding disputes, historical collection trends, and information on customers' liquidity and financial condition. If the financial condition of the Company's customers were to deteriorate and thereby result in an inability to make payments, additional allowances would be required. There is no allowance for doubtful accounts as of March 31, 2008 and 2007.

For the year ended March 31, 2008, two customers accounted for approximately 43% of the Company's net revenue and one customer accounted for 77% of accounts receivable. For the year ended March 31, 2007, three customers accounted for approximately 62% of the Company's net revenue, three customers accounted for 96% of accounts receivable, and one customer accounted for approximately 100% of accrued revenue.

Deferred Costs

Deferred costs include direct operating costs associated with the delivery of the Company's services which have been capitalized until the time service revenue is recognized. The principal elements of deferred costs are payroll and related expense and occupancy expenses.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Purchases over $1,000 are capitalized as property and equipment. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. The principal estimated useful lives are five years for computer equipment, seven years for office equipment and furniture and fixtures. Leasehold improvements are amortized on a straight line basis over the shorter of the lease terms or their estimated useful lives. Repair and maintenance costs are expensed as incurred. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Long-Lived Assets

The Company reviews long-lived assets and all amortizing intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments in companies in which the Company has no significant influence are carried at cost. Investments consist of convertible preferred stock, restricted common stock, and warrants to purchase common stock of non-public entities received as partial payment for services that the Company rendered. The investments are valued utilizing original offering prices or pricing models and are non-voting shares subject to transfer restrictions because they were not registered under the Securities Act of 1934. Currently, no public market exists for these shares and the Company considers this to be a long-term investment and they are recorded at cost.

In September 2004, the Company received, as partial payment for financial advisory services, warrants to purchase 75,000 unregistered shares of MicroFinancial, Inc. stock at an exercise price of $2.70 per share. The Company assigned no value to the warrants due to the underlying securities being unregistered. In October of 2007, the Company sold the warrants back to MicroFinancial, Inc. for $120,000. The warrants were not excised.

Advertising Expense

The cost of advertising is expensed as incurred. Costs are included in operating expense and totaled $$22,283 and $34,687 during the years ended March 31, 2008 and 2007, respectively.

Comprehensive Income

The Company has no other reportable comprehensive loss items to report, other than net loss, for the periods presented.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

Reclassifications

Certain reclassifications have been made to the 2007 financial statements in order to conform to the 2008 presentation.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years and will be in effect for the Company for the fiscal year beginning April 1, 2008. Management is currently evaluating the potential impact that the adoption of SFAS 157 will have on its financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and will be in effect for the Company for the fiscal year beginning April 1, 2008. Management is currently evaluating the potential impact that the adoption of SFAS 159 will have on its financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31:

	2008	2007
Furniture and fixtures	$ 102,681	$ 102,681
Computer equipment	40,823	69,498
Leasehold improvements	106,533	103,681
	250,037	275,860
Less: accumulated depreciation	(234,419)	(256,701)
	$ 15,618	$ 19,159

Depreciation and amortization expense for the years ended March 31, 2008 and 2007 was $6,391 and $6,969, respectively.

NOTE 3 - MEMBERS' EQUITY

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement (the "Operating Agreement") created two classes of ownership; Common Interest Members (the "Common Interest") and Class A Preferred Interest Members (the "Class A Interest") (collectively, the "Members").

On April 1, 2000, the members entered into a certain Amendment to the Operating Agreement (the "2000 Amendment") which created Special Common Interest Members (the "Special Common Interest"). Special Common Interest Members receive all the same rights, including without limitation, voting rights, as the Common Interest Members, except that Special Common Interest Members shall not be entitled to receive distributions upon dissolution other than an amount equal to any unreturned capital, plus any earned, but unpaid distributions.

On January 31, 2002, in connection with the redemption of the interest of certain Class A Interest members, the Members approved the amendment of the Operating Agreement (the "Amended Operating Agreement"). The Amended Operating Agreement established the Class B Preferred Interest Members ("Class B Interest") while retaining the Class A Interest (collectively, the "Preferred Interest Members").

NOTE 3 - MEMBERS' EQUITY (Continued)

On March 31, 2006, in connection with the redemption of the remaining interests of Class A Interest members, the Members approved an additional amendment of the Operating Agreement (the "March 2006 Amendment"). In this redemption, the Class A Interest members exchanged their Class A Interests for a combination of cash and Class B Interests. The March 2006 Amendment eliminated the rights and priorities of the Class A Interests.

During, 2008, one of the Company's preferred B and common members retired. As a result of the retirement, the Company repurchased all of the member's class B preferred interest in the Company in the amount of $10,000. In addition, the Company had one redemption of a preferred class B member in the amount of $23,000.

Allocation of Profits and Loss

Profits are allocated first to the Preferred Interest Members until they have received, on a cumulative basis since inception of the Company, an amount of profits equal to all amounts of cash and property distributed to them under the March 2006 Amendment other than distributions of unreturned capital with the balance to the Common Interest Members and Special Common Interest Members. All losses are distributed to Common Interest Members and Special Common Interest Members.

Distributions

Distributions of cash will first be made to all Common Interest Members in an amount sufficient to pay applicable tax obligations. Class B Preferred members will receive distribution of profits equal to 15% of their unreturned capital. Thereafter, profits are distributed to Common Interest Members. Class B members' distributions are non-cumulative; they have no rights to receive any deficiencies from prior years.

No member may transfer all or any part of their interest in the Company without prior written approval of the directors of the Company.

Redemption of Preferred Interests

Class B Interest members shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 100% of their Class B Interest at the purchase price equal to their unreturned capital, plus unpaid distributions. At the Company's election, the purchase price will be paid (i) by a five-year promissory note of the Company, (ii) in cash, or (iii) by a combination of cash and such a promissory note. In the event that the Company elects to pay some or all of the purchase price by a promissory note of the Company, such note shall bear interest at the rate of 7% per annum or, if higher, at the applicable federal rate. In all events, such note shall have such terms as are necessary in order for it to qualify as capital for purposes of the rules and regulations of NASD Regulation, Inc.

Membership Subscription Receivable

On April 1, 2000, the Company issued a Special Common Interest Membership to a manager of the Company. In return for the Special Common Interest, the Company received $20,000 and issued a promissory note (the "Note") for $87,544 (the "Principal Amount") which was recorded as a subscription receivable in members' equity. The Note bears interest at 7% which is payable in arrears on the last business day of each calendar year. The Note is secured by the member's 5% Special Common Interest in the Company, which may or may not provide adequate collateral for the Note.

NOTE 3 - MEMBERS' EQUITY (Continued)

Membership Subscription Receivable (Continued)

As of March 31, 2008, required payments of principal and accrued interest had not been paid in full and, accordingly, the Note is in default. The Company has elected not to exercise its remedies applicable to the default on the Note. As of March 31, 2008 and 2007, the outstanding balance on the Note was $43,427 and accrued interest receivable was $26,263 and $23,223, respectively.

Option Agreement

On April 1, 2000, the Company entered into an option agreement (the "Option") with a member of management and holder of a Special Common Interest (the "Member"). The Member has the option to convert the Member's Special Common Interests to Common Interests at the Option exercise price of $88,256. The Option expires on the 10th anniversary of the Option agreement and upon the Member's election can be extended for an additional 10 year term. The Member is entitled to exercise the Option only in the event of a dissolution distribution of the Company pursuant to the Amended Operating Agreement. In the event the Member ceases to be employed or to be a member of the Company, the Option will cease to be exercisable as of the effective date of the termination.

NOTE 4 - COMMITMENTS

Operating Leases

The Company leases office equipment under various non-cancelable operating leases with annual lease payments of approximately $8,310 which terminate through 2010. The Company leases its office and storage space in Boston, Massachusetts under a non-cancelable operating lease. On May 24, 2004, the Company negotiated an amendment (the "Amendment") to the lease which changed the monthly payment and extended the lease term through August 31, 2011. Under the terms of the original lease and the Amendment, the Company assumes related operating expenses. The Amendment allowed the Company to incur up to $63,940 in leasehold improvements reimbursable by the lessor ("Landlord's Contribution").

Minimum lease payments under the non-cancelable operating lease for the next five years are as follows:

2009	$ 222,506
2010	222,506
2011	214,807
2012	89,250
	$ 749,069

Occupancy expense, included operating expenses, for the years ended March 31, 2008 and 2007 were $229,533 and $226,248, respectively.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to substantially all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2008 and 2007 were $39,283 and $50,186, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

Consulting Agreement

In September, 2006, one of the Company's common members (the "Consultant") retired. As a result of the retirement, the Company repurchased a portion of the Consultant's common member interest in the Company and entered into a consulting agreement ("Consulting Agreement"), effective October 1, 2006, with the Consultant. The consulting agreement calls for the member to provide services relating to specified existing and prospective clients. Pursuant to the Consulting Agreement, in consideration of the consulting services, the Company paid the Consultant $43,200 and $37,800 for the years ended March 31, 2008 and 2007, respectively. In addition, the Consultant will be eligible for bonuses and referral fees. The Consulting Agreement was terminated as of December 31, 2007.

NOTE 7 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6.67% of aggregate liabilities and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1 as defined under such provisions.

Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2008, the Company had net capital of $234,906 which was $229,906 in excess of its required net capital of $5,000. At March 31, 2007, the Company had net capital of $162,319 which was $157,319 in excess of its required net capital of $5,000. At March 31, 2008 and 2007, the Company's net capital ratio was .31 to 1 and .34 to 1, respectively.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for the purpose of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audits of the basic financial statements. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
May 16, 2008

STONEBRIDGE ASSOCIATES, LLC
STATEMENTS OF OPERATING EXPENSES
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
Salaries and bonuses	$ 1,264,696	$ 2,156,644
Occupancy expense	229,533	226,248
Payroll taxes	91,020	119,611
Employee benefits	36,846	95,976
Research	66,956	66,730
Travel	69,734	62,448
Accounting	45,740	58,199
Retirement plan contributions	39,283	50,186
Office expenses	33,895	45,045
Consulting expense	43,200	37,809
Marketing and advertising	22,283	34,687
Insurance	31,753	29,552
Meals and entertainment	23,156	28,960
Telephone	18,488	23,289
Recruiting	1,380	10,516
Subscriptions	12,274	10,182
Fees and services	3,912	9,186
Conferences	6,386	8,716
FINRA license fees	6,854	7,813
Repairs and maintenance	6,020	7,008
Amortization and depreciation	6,391	6,969
Messenger and delivery	5,955	3,965
Contributions	3,025	3,174
Legal	2,410	2,837
Postage	1,350	2,406
Equipment rental	1,006	909
Temporary labor	244	-
	$ 2,073,790	$ 3,109,065

STONEBRIDGE ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL
MARCH 31, 2008

Total members' equity		$ 984,131
Less: non-allowable assets		(749,225)
Net capital		234,906
Net capital requirement:		
6 2/3% aggregate indebtedness or	$ 4,891	
minimum dollar net capital requirement	$ 5,000	5,000
Excess net capital		$ 229,906
Aggregate indebtedness		$ 73,364
Percentage of aggregate indebtedness to net capital		31%

See Independent Auditors' Report.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC (the "Company") for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonebridge Associates, LLC that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely

period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

VHY LLP

Boston, Massachusetts
May 16, 2008

STONEBRIDGE ASSOCIATES, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15C3-3
MARCH 31, 2008

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (i).

STONEBRIDGE ASSOCIATES, LLC
RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
MARCH 31, 2008

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1 are reconciled as follows:

Unaudited computation of net capital per most recent quarterly filing		$ 247,721
Audit adjustments:		
Accrued expenses	$ (12,815)	
Net change in net capital		(12,815)
Audited computation of net capital		$ 234,906

END